MICHAEL W. UPCHURCH    PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER    EMAIL:MUpchurch@KCSouthern.com

April 8, 2013

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Kansas City Southern
Form 10-K for the year ended December 31, 2012
Filed February 4, 2013
File No. 001-04717
Dear Ms. Cvrkel:

We respectfully submit the following responses to the comments in your letter dated April 2, 2013 (which have been reproduced in the body of our response in italics).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1.
We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases in revenues were “primarily” attributed to several factors, and “partially offset” by another factor. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section.

In preparing Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the Company carefully considers the requirements of Item 303(a) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release 33-6835. The Company believes the disclosures included in the “Results of Operations” section of MD&A in its 2012 annual report on Form 10-K provide relevant quantitative information necessary for an understanding of its financial condition and results of operations, including a discussion of the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.”

For example, within the “Revenues” discussion, we provide quantitative disclosures regarding the significant factors that impact year-over-year comparisons of our revenues, including a tabular presentation by commodity group of revenues, carload/unit volumes and revenue per carload/unit. In addition, we provide the total amount of fuel surcharge included in revenues. We also provide quantitative information regarding the components of revenue for certain commodity groups. Within the “Operating Expenses” discussion, we disclose the percentage change in fuel prices and in previous filings we have disclosed significant amounts related to certain non-recurring transactions that had a significant impact on year-over-year comparisons. We also provide a comprehensive narrative discussion regarding the various factors contributing to changes in line items.

While the Company believes its disclosures provide relevant quantitative information and comply with existing guidance, we have considered the Staff’s comments, and in future filings, commencing with our quarterly report on Form 10-Q for the quarter ended March 31, 2013, we will include additional quantification where reasonable and practical. As an example, the paragraph immediately following the tabular revenue presentation on page 29 of the 2012 annual report on Form 10-K would be presented as follows (key changes underlined):

Freight revenues include both revenue for transportation services and fuel surcharges. For the year ended December 31, 2012, revenues increased $140.3 million compared to the prior year. This 7% increase in revenues is due to a 5% increase in carloads/unit volumes and a 2% increase in revenue per carload/unit. The increase in revenue per carload/ unit includes positive pricing impacts and fuel surcharge impacts, partially offset by commodity mix and by the depreciation in the value of the Mexican peso against the U.S. dollar for revenues denominated in Mexican pesos.

Note 4 Elimination of Deferred Statutory Profit Sharing Liability, Net, page 66

2.
We note from your disclosure that as a result of the labor agreement signed on April 19, 2012, KCS was able to complete an organizational restructuring whereby employees of KCSM became employees of KCSM Servicios. We also note that as a result of the organizational restructuring, you eliminated a deferred statutory profit sharing liability of approximately $43 million, net of transactional costs in the second quarter of 2012. Please explain to us in greater detail why the restructuring resulted in the elimination of $43 million of the deferred Mexican statutory profit sharing liability when it appears that KCM Servicios is obligated to pay Mexican statutory profit sharing beginning the effective date of the organizational restructuring, and both KCSM and KCSM Servicios are wholly owned subsidiaries of KCS. If you were no longer obligated to the statutory profit sharing liability for the period prior to the reorganization, please explain the reason why and why employees of KCSM at the time were willing to agree to the terms of the labor agreement which eliminated the statutory profit sharing obligation for the period prior to the organizational restructuring. We may have further comment upon receipt of your response.

As disclosed in Note 4 to the consolidated financial statements, Mexican employees are entitled under Mexican law to receive statutory profit sharing (Participacion a los Trabajadores de las Utilidades or PTU). The required cash payment to employees is equal to 10% of their employer’s profit subject to PTU determined under accounting principles prescribed by Mexican law, rather than profit subject to PTU determined under U.S. GAAP.

Based upon the consensus reached by the International Practices Task Force of the AICPA (December 12, 1996 and May 11, 2000 minutes), the Company accounts for PTU in a manner conceptually consistent with that outlined in ASC Topic 740, Income Taxes, recognizing the PTU consequences of differences resulting from applying the required statutory principles as opposed to U.S. GAAP in measuring profit for PTU purposes as deferred assets and/or liabilities. For example, each year the total PTU expense is calculated as U.S. GAAP profit subject to PTU multiplied by the effective PTU rate, whereas the current PTU payable is calculated using PTU profit as prescribed under the applicable Mexican statutory principles multiplied by the statutory PTU rate. Where the items that give rise to the differences between the amounts of U.S.

GAAP profit and profit as prescribed under the applicable Mexican statutory principles are temporary in nature (i.e., are expected to reverse in future years), a deferred PTU liability or deferred PTU asset is recognized. In KCSM’s case, PTU profit in recent years has been lower than U.S. GAAP profit primarily due to higher rates of depreciation and amortization permitted under the Mexican statutory principles, resulting in a deferred PTU liability of $47.8 million at April 30, 2012. KCSM had no statutory obligation related to this deferred PTU liability, and there was no employee vesting related to this deferred PTU liability.

PTU is calculated on a legal entity basis, rather than on a consolidated basis. When KCSM completed the employer substitution, whereby all KCSM employees became employees of KCSM Servicios effective May 1, 2012, KCSM’s future earnings were no longer subject to PTU. Accordingly, the temporary differences underlying the deferred PTU liability were no longer subject to reversal, and therefore, the deferred PTU liability was no longer required. As a result, KCSM derecognized the $47.8 million deferred liability at April 30, 2012, which resulted in a benefit of $43.0 million, net of transaction costs. KCSM recorded a current PTU liability and related expense of $2.6 million for its statutory PTU obligation to its employees for the period from January through April 2012, and KCSM Servicios recorded a current PTU liability and related expense of $4.2 million for its statutory PTU obligation to its employees for the period from May through December 2012. Cash payments related to both of these separate obligations will be made by May 31, 2013.

The derecognition of the deferred PTU liability is consistent with the accounting guidance for the derecognition of a deferred tax liability contained in FASB ASC 740-10-40-6, which states that a deferred tax liability or asset shall be eliminated at the date an entity ceases to be a taxable entity. The Company also considered the accounting guidance for the extinguishment of liabilities contained in FASB ASC 405-20-40-1, which states that a debtor shall derecognize a liability if and only if it has been extinguished. FASB ASC 405-20-40-1(b) further states that a liability has been extinguished if the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. The Company obtained the opinion of outside legal counsel regarding the legal framework governing the employer substitution process in accordance with the laws of Mexico, and this opinion concluded that pursuant to Mexican law, KCSM’s responsibility for the distribution of profit sharing terminated as of April 30, 2012. Accordingly, the Company concluded that derecognition of the deferred PTU liability was appropriate at April 30, 2012.

Because the deferred PTU liability was the result of applying income tax accounting concepts, the deferred PTU liability did not represent a statutory obligation and no explicit agreement from KCSM employees regarding its derecognition was required. Agreement from the Mexican labor union was required to complete the employer substitution, and this agreement was obtained in connection with the annual labor negotiations.

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In summary, the Company has carefully considered the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully address the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in either our disclosures or our financial reporting controls and procedures.
We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1827.

Sincerely,

/s/ MICHAEL W. UPCHURCH

Michael W. Upchurch
Executive Vice President and Chief Financial Officer

Cc: Mary K. Stadler - Senior Vice President and Chief Accounting Officer